IHUMAN INC.

Floor 8, Building B

No. 1 Wangjing East Road

Chaoyang District, Beijing 100102

People’s Republic of China

October 24, 2023

VIA EDGAR

Mr. Dieter King

Mr. Brian Fetterolf

Division of Corporation Finance

Office of Trade & Services

Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

RE:	iHuman Inc. (the “Company”)

Form 20-F for Fiscal Year Ended December 31, 2022

Response dated August 31, 2023

File No. 001-39591

Dear Mr. King and Mr. Fetterolf:

This letter sets forth the Company’s response to the comments contained in the letter dated September 26, 2023 from the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) regarding the Company’s annual report on Form 20-F for the fiscal year ended December 31, 2022 (the “2022 Form 20-F”) and the Company’s response dated August 31, 2023. The Staff’s comments are repeated below in bold and followed by the Company’s responses thereto. All capitalized terms used but not defined in this letter shall have the meaning ascribed to such terms in the 2022 Form 20-F.

Response Letter dated August 31, 2023

“Our business generates and processes data in the ordinary course, and we are required to comply with PRC and . . . ”, page 23

1.	We note your response to comment 9, as well as your proposed disclosure that “[a]s advised by our PRC counsel, as of the date of this annual report, we are in compliance with the existing PRC laws and regulations on cybersecurity, data security and personal data protection issued by the CAC in material aspects.” The disclosure here should not be qualified by materiality. Please make appropriate revisions and tell us what your disclosure will look like.

Division of Corporation Finance

Office of Trade & Services

Securities and Exchange Commission
October 24, 2023

In response to the Staff’s comment herein and the Staff’s Comment #9 dated August 3, 2023, the Company respectfully advises the Staff that, although the Company believes it is customary to include a materiality qualifier in light of the complexity of all existing laws and regulations of mainland China issued by the CAC, the Company is able to remove the materiality qualifier with respect to CAC’s all permissions and approvals requirements. As such, the Company proposes to revise the referenced disclosure as follows (page reference is made to the 2022 Form 20-F to illustrate the approximate location of the disclosure) in its future Form 20-F filings (with deletions shown as strike-through and additions underlined, and incremental changes in response to the Staff’s follow-up comment shown in strike-through for deletions or double underlines for additions), subject to updates and adjustments to be made in connection with any material development of the subject matter being disclosed:

Data Security and Cybersecurity

•	[…]

•	In June 2021, the Standing Committee of the National People’s Congress promulgated the Data Security Law, which took effect in September 2021. The Data Security Law, among other things, provides for security review procedure for data-related activities that may affect national security. In July 2021, the State Council promulgated the Regulations on Protection of Critical Information Infrastructure, which became effective on September 1, 2021. Pursuant to this regulation, critical information infrastructure means key network facilities or information systems of critical industries or sectors, such as public communication and information service, energy, transportation, water conservation, finance, public services, e-government affairs and national defense science, the damage, malfunction or data leakage of which may endanger national security, people’s livelihoods and the public interest. In December 2021, the CAC, together with other authorities, jointly promulgated the Revised Cybersecurity Review Measures, which became effective on February 15, 2022 and replaces its predecessor regulation. Pursuant to the Revised Cybersecurity Review Measures, critical information infrastructure operators that procure internet products and services or online platform operators that are engaged in data processing activities must be subject to the cybersecurity review if their activities affect or may affect national security. The Revised Cybersecurity Review Measures further stipulates that network platform operators that hold personal information of over one million users shall apply with the Cybersecurity Review Office for a cybersecurity review before any initial public offering at a foreign stock exchange. As of the date of this annual report, we have not been informed that we are a critical information infrastructure operator by any government authorities~~.,~~ . Moreover, our PRC counsel has consulted the relevant government authority, which confirmed that, under the currently effective laws and regulations of mainland China, a company already listed in a foreign stock exchange before promulgation of the Revised Cybersecurity Review Measures is not required to apply with the Cybersecurity Review Office for a cybersecurity review. As of the date of this annual report,~~and~~ we have not been involved in any investigations on cyber security review made by the CAC, nor have we received any inquiries, notices, warnings, or sanctions from any competent mainland China regulatory authorities related to cybersecurity, data security and personal data protection. As advised by our PRC counsel, as of the date of this annual report, we are not required to apply with the Cybersecurity Review Office for a cybersecurity review. However~~Furthermore~~, the exact scope of “critical information infrastructure operators” under the current regulatory regime ~~remains unclear~~ are subject to more detailed interpretations by competent government authorities, and the mainland China~~PRC~~ government authorities may have ~~wide~~ a certain degree of discretion within their scope of authority in the interpretation and enforcement of the applicable laws. Therefore, it is uncertain whether we would be deemed to be a critical information infrastructure operator or be subject to cybersecurity review under the laws and regulations of mainland China in the future. If we are deemed to be a critical information infrastructure operator under the cybersecurity laws and regulations in mainland China, we may be subject to obligations in addition to what we have fulfilled under the cybersecurity laws and regulations in mainland China.

Division of Corporation Finance

Office of Trade & Services

Securities and Exchange Commission
October 24, 2023

•	As advised by our PRC counsel, as of the date of this annual report, we are in compliance with the permissions and approvals requirements under the existing PRC ~~laws and~~ regulations and policies on cybersecurity, data security and personal data protection issued by the CAC ~~in material aspects~~.

General

2.	We note the additional changes, beyond those sought by our August 3, 2023 comment letter, that you have made to your proposed revised disclosure to appear in future annual report filings, especially changes in the “Item 3. Key Information” and “Risk Factors” sections relating to legal and operational risks associated with operating in China and PRC regulations. It is unclear to us that there have been changes in the regulatory environment in the PRC since your annual report on Form 20-F was filed on April 25, 2023, warranting revised disclosure to mitigate the challenges you face and related disclosures. The Sample Letters to China-Based Companies sought specific disclosure relating to the risk that the PRC government may intervene in or influence your operations at any time, or may exert control over operations of your business, which could result in a material change in your operations and/or the value of your ADSs. We remind you that, pursuant to federal securities rules, the term “control” (including the terms “controlling,” “controlled by,” and “under common control with”) as defined in Securities Act Rule 405 means “the possession, direct or indirect, of the power to direct or cause the direction of the management and policies of a person, whether through the ownership of voting securities, by contract, or otherwise.” The Sample Letters also sought specific disclosures relating to uncertainties regarding the enforcement of laws and that the rules and regulations in China can change quickly with little advance notice, as well as the risks if the PRC government determines that the contractual arrangements constituting part of the VIE structure do not comply with PRC regulations, or if these regulations change or are interpreted differently in the future. We do not believe that your proposed disclosure that removes detailed references to the PRC legal system and the nature of the PRC government’s regulatory oversight conveys the same risks. In future annual reports, please restore your disclosures in these areas to the disclosures as they existed in the annual report on Form 20-F filed April 25, 2023, as modified by your responses to our August 3, 2023 comment letter, and otherwise updated, as necessary, to reflect then existing facts and circumstances. Please show us what your disclosure will look like, assuming you were to file an annual report on the date of your response to this comment.

Division of Corporation Finance

Office of Trade & Services

Securities and Exchange Commission
October 24, 2023

The Staff’s comment is duly noted. The Company respectfully submits that, it had provided in the Form 6-K furnished with the Commission on April 25, 2023 (the “Form 6-K”), that “the Company is not aware of any governmental entity of mainland China that is in possession of, directly or indirectly, the power to direct or cause the direction of the management and policies of the Company, whether through the ownership of voting securities, by contract, or otherwise.” As provided in the Form 6-K and further supplemented in the Company’s response to Comment #15 in the response letter dated August 31, 2023, the Company had relied on the examination of the Company’s register of members and public filings made by its shareholders to establish that it is not owned or controlled by a governmental entity of mainland China. The oversight of the mainland China government is carried out through the issuance of laws, regulations or policies, as well as the implementation of regulatory actions, which are of general applicability and are not specifically targeted at the Company. Based on the foregoing, the Company believes that it is not “controlled by” the mainland China government pursuant to federal securities rules and had refrained from using “control” by the mainland China government when describing its significant oversight over the Company’s business operations.

In addition, in response to the Staff’s comment, the Company respectfully proposes to revise the referenced disclosure as follows (page reference is made to the 2022 Form 20-F to illustrate the approximate location of the disclosure) in its future Form 20-F filings (with deletions shown as strike-through and additions underlined, and incremental changes in response to the Staff’s follow-up comment shown in strike-through for deletions or double underlines for additions), subject to updates and adjustments to be made in connection with any material development of the subject matter being disclosed:

Pages 10-11

Our Holding Company Structure and Contractual Arrangements with the VIE and Its Shareholders

[…]

Division of Corporation Finance

Office of Trade & Services

Securities and Exchange Commission
October 24, 2023

Our corporate structure is subject to risks associated with our contractual arrangements with the VIE. ~~However, t~~The contractual arrangements may not be as effective as direct ownership of the VIE and VIE’s subsidiaries and we may incur substantial costs to enforce the terms of the arrangements. As of the date of this annual report, our contracts with the VIE have not been tested in a court of law. Uncertainties in the legal system in mainland China, including uncertainties regarding the interpretation and enforcement of laws, regulations and policies of mainland China, may limit our ability, as a Cayman Islands holding company, to enforce these contractual arrangements. Meanwhile, there are very few precedents as to whether contractual arrangements would be judged to form the power to direct activities of the VIE that most significantly impact its economic performance, or how contractual arrangements in the context of a VIE should be interpreted or enforced by the courts in mainland China. Should legal actions become necessary, we cannot guarantee that the court will rule in favor of the enforceability of the contractual arrangements. In the event we are unable to enforce these contractual arrangements, or if we suffer significant delay or other obstacles in the process of enforcing these contractual arrangements, we may not be able to exert the power to direct the activities of the VIE that most significantly impact its economic performance, and our ability to conduct our business may be materially adversely affected. See “Item 3. Key Information—D. Risk Factors—Risks Related to Our Corporate Structure—The contractual arrangements with the VIE and its shareholders may not be as effective as direct ownership” and “Item 3. Key Information—D. Risk Factors—Risks Related to Our Corporate Structure—The shareholders of the VIE may have actual or potential conflicts of interest with us.”

~~There are also substantial uncertainties regarding t~~The interpretation and application of current and future laws, regulations and rules in mainland China regarding the status of the rights of our Cayman Islands holding company with respect to its contractual arrangements with the VIE and its shareholders are subject to changes. It is uncertain whether any new laws or regulations in mainland China relating to VIE structures will be adopted or if adopted, what they would provide. There is no assurance that the mainland China government will not promulgate or amend the laws and regulations in the future to disallow the VIE structure depending on the facts and circumstances, which would likely result in a material adverse change in our operations, and our ADSs may decline significantly in value or become worthless. If we or the VIE is found to be in violation of any existing or future laws or regulations in mainland China, or fail to obtain or maintain any of the required permits or approvals, the relevant mainland China regulatory authorities would have ~~broad~~ a certain degree of discretion within their scope of authority to take action in dealing with such violations or failures. If the mainland China~~PRC~~ government deems that our contractual arrangements with the VIE do not comply with regulations ~~regulatory restrictions~~ in mainland China on foreign investment in the relevant industries, or if these regulations or the interpretation of existing regulations change or are interpreted differently in the future, we could be subject to severe penalties or be forced to relinquish our interests in those operations. Our Cayman Islands holding company, our subsidiaries in mainland China, the VIE and VIE’s subsidiaries, and investors of our company ~~face uncertainty about~~ may be subject to potential future actions by the mainland China~~PRC~~ government depending on the facts and circumstances that could affect the enforceability of the contractual arrangements with the VIE and, consequently, significantly affect the financial performance of the VIE and our company as a whole. See “Item 3. Key Information—D. Risk Factors—Risks Related to Our Corporate Structure—If the mainland China~~PRC~~ government finds that the agreements that establish the structure for operating some of our operations do not comply with regulations in mainland China relating to the relevant industries, or if these regulations or the interpretation of existing regulations change in the future, we could be subject to severe penalties or be forced to relinquish our interests in those operations” and “—Our current corporate structure and business operations may be substantially affected by the Foreign Investment Law.”

Division of Corporation Finance

Office of Trade & Services

Securities and Exchange Commission
October 24, 2023

Risks Related to Our Corporate Structure

●	We ~~are a Cayman Islands holding company with no equity ownership in the VIE and we~~ conduct our operations in mainland China primarily through (i) our subsidiaries in mainland China and (ii) the VIE, with which we have maintained contractual arrangements, and VIE’s subsidiaries. Our holding company, our subsidiaries in mainland China, the VIE and VIE’s subsidiaries, and investors of our company may be subject to potential future actions by the mainland China government depending on the facts and circumstances that could affect the enforceability of our contractual arrangements with the VIE and its shareholders and, consequently, significantly affect the financial performance of the VIE and our company as a whole.  ~~Investors in our ADSs thus are not purchasing equity interest in the VIE in mainland China but instead are purchasing equity interest in a Cayman Islands holding company.~~ If the mainland China ~~PRC~~ government finds that the agreements that establish the structure for operating our business do not comply with laws and regulations in mainland China, or if these regulations or their interpretations change in the future, we could be subject to severe penalties or be forced to relinquish our interests in those operations. The mainland China ~~PRC~~ regulatory authorities could disallow the VIE structure, which would likely result in a material adverse change in our operations, and our ADSs may decline significantly in value or become worthless. See “Item 3. Key Information—D. Risk Factors—Risks Related to Our Corporate Structure—If the mainland China government finds that the agreements that establish the structure for operating some of our operations do not comply with regulations in mainland China relating to the relevant industries, or if these regulations or the interpretation of existing regulations change in the future, we could be subject to severe penalties or be forced to relinquish our interests in those operations”;

Risks Related to Doing Business in China

●	[…]

Division of Corporation Finance

Office of Trade & Services

Securities and Exchange Commission
October 24, 2023

●	~~Non-compliance of evolving PRC laws and regulations~~ Uncertainties with respect to the legal system in mainland China, including uncertainties regarding the interpretation and enforcement of mainland China laws, regulations and policies, could adversely affect us. As the legal system of mainland China is evolving, laws, regulations and rules in mainland China may change quickly with little advance notice~~from time to time~~,which may subject us to non-compliance due to unexpected changes to the laws, regulations and rules applicable to us. See “Item 3. Key Information—D. Risk Factors—Risks Related to Doing Business in China—~~Non-compliance of evolving PRC laws and regulations~~Uncertainties with respect to the legal system in mainland China, including uncertainties regarding the interpretation and enforcement of laws, regulations and policies of mainland China, could adversely affect us. As the legal system of mainland China is evolving, laws, regulations and rules in mainland China may change quickly with little advance notice, ~~from time to time~~ which may subject us to non-compliance due to unexpected changes to the laws, regulations and rules applicable to us”;

●	We may be adversely affected by the complexity, uncertainties and changes in regulation in mainland China of internet-related businesses and companies. See “Item 3. Key Information—D. Risk Factors—Risks Related to Doing Business in China—We may be adversely affected by the complexity, uncertainties and changes in regulation in mainland China of internet-related businesses and companies”;

●	The mainland China government may take regulatory actions to exert oversight over offerings conducted overseas and/or foreign investment in China-based issuers depending on the facts and circumstances, and our operations and the value of our securities may be materially affected. In the event that we fail to comply with any ~~PRC~~ legal and regulatory requirements of mainland China in relation to overseas securities issuance or foreign investment, our ability to offer or continue to offer securities to investors could be significantly limited or completely hindered and the value of such securities could significantly decline or become worthless. See “Item 3. Key Information—D. Risk Factors—Risks Related to Doing Business in China—~~Failure to comply with the legal and regulatory requirements of mainland China regarding our business operation could result in a material adverse change in our operations and the value of our ADSs”~~Significant oversight and discretion by the mainland China~~PRC~~ government over our business operation could result in a material adverse change in our operations and the value of our ADSs”;

Significant oversight and discretion by the mainland China~~PRC~~  government over ~~Failure to comply with the legal and regulatory requirements of mainland China regarding~~ our business operation could result in a material adverse change in our operations and the value of our ADSs.

Division of Corporation Finance

Office of Trade & Services

Securities and Exchange Commission
October 24, 2023

We conduct our business primarily in China. Our operations in mainland China are governed by laws and regulations in mainland China. The mainland China~~PRC~~ government has significant oversight and discretion over the conduct of our business, and may intervene or influence our operations. The mainland China~~PRC~~ government has recently published new policies that ~~significantly~~ affected certain industries and we cannot rule out the possibility that it will in the future release regulations or policies that directly or indirectly affect our industry or require us to seek additional permission to continue our operations, which could result in a material adverse change in our operation and/or the value of our ordinary shares and ADSs. Our ordinary shares and ADSs may decline in value or become worthless as a result. Also, the mainland China government may promulgate certain regulations and rules to exert more oversight over offerings that are conducted overseas and foreign investment in mainland China-based issuers depending on the facts and circumstances, such as to ensure national security. In the event that we fail to comply with any legal and regulatory requirements of mainland China in relation to overseas securities issuance or foreign investment, our ability to offer or continue to offer securities to investors could be significantly limited or completely hindered and the value of such securities could significantly decline or become worthless.~~Therefore, investors of our company and our business face potential uncertainty from actions taken by the PRC government affecting our business.~~”

*          *          *

If you have any additional questions or comments regarding the 2022 Form 20-F, please contact the undersigned at vivien.wang@ihuman.com or the Company’s U.S. counsel, Haiping Li of Skadden, Arps, Slate, Meagher & Flom LLP at +86 (21) 6193-8210 or haiping.li@skadden.com.

Very truly yours,

/s/ Vivien Weiwei Wang
Name: Vivien Weiwei Wang
Title: Chief Financial Officer

cc:	Haiping Li, Esq., Partner, Skadden, Arps, Slate, Meagher & Flom LLP

Yilin Xu, Esq., Partner, Skadden, Arps, Slate, Meagher & Flom LLP

Kang Li, Partner, Ernst & Young Hua Ming LLP